

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Zhan Youdai, Chief Executive Officer
SMSA Palestine Acquisition Corp.
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re: Asia Green Agriculture Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 22, 2011**
> **File No. 333-169486**
> **Form 8-K/A**
> **Filed February 22, 2011**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Our Business, page 23
Our Operations, page 24

1. Please update your disclosure, here, in your MD&A and elsewhere as appropriate, regarding your "anticipated expansion for 2010." In this regard, we note the estimated acreage for 2010 in the table on page 25 and 42. We also note your statements on page 25 regarding "as of the time of this Prospectus."

Competition, page 33

2. We partially reissue comment three of our letter dated February 3, 2011. We note your revised disclosure regarding your belief that most of your competitors have not received the quality certifications you have received and your supplemental disclosure that you believe this is true because many of your competitors are small manufacturers. In this regard, please revise your disclosure to also clarify your competitive position in relation to "[y]our existing and potential competitors [that] may have more resources than [you] do." It seems that such competitors may have the resources to obtain similar certifications.

3. Furthermore, provide more detailed disclosure on whether you primarily compete with companies having greater or lesser resources than you.

4. We partially reissue comment four of our letter dated February 3, 2011. Please revise your prospectus as appropriate to discuss the recent launch of your seasoned bamboo shoot product. Furthermore, clarify your statement on page 33 regarding your "relatively frequent new product launches" to specify that you have only launched two new products.

Regulation, page 35

5. Revise your regulation disclosure to specifically address the effect of Chinese laws and regulations regarding the company's corporate structure, foreign ownership, and ability to pay dividends along with any governmental approvals needed. We note your disclosure in the risk factor section.

Corporate Structure and History, page 39
Our Corporate History, page 39

6. We partially reissue comment six of our letter dated February 3, 2011. We note your revised disclosure in the first paragraph of page 41 regarding the termination of the trust agreement between Mr. Cai Yangbo and Mr. Zhan Youdai. It remains unclear to us why the trust agreement was entered into between Mr. Yangbo and Mr. Youdai and why such agreement was cancelled immediately prior to the share exchange transaction. Please revise your disclosure in this section, and elsewhere as appropriate, to clarify. Also address the consideration Mr. Yangbo paid in connection with the termination of the trust agreement for the equity interest in the company.

Executive Compensation, page 60

7. We partially reissue comment 10 of our letter dated February 3, 2011. Please revise to provide the narrative disclosure required by Item 402(o) of Regulation S-K with respect to Mr. Zhan, Mr. Zhang and Mr. Tsang. For example, (a) explain any fluctuations in the

salaries of your named executive officers over the years described, (b) discuss Mr. Tsang's compensation before he entered into the employment agreement and reconcile his compensation listed in the summary compensation table with your narrative disclosure, and (c) reconcile the salary stated in Mr. Zhang's employment contract with the yearly salaries listed in your summary compensation table.

8. Please revise to indicate the amount of stock options granted to Mr. Tsang on February 14, 2011.

Experts, page 72

9. Revise this section to provide the correct name of the company whose financial statements are presented in the Form S-1. Delete all references to Fujian Yada Group Ltd. and to SMSA Palestine Acquisition Corp.

Financial Statements

10. Revise the financial statements to give retroactive effect to the 2.5-for-1 share forward stock split that was effective on January 18, 2011. Refer to SAB Topic 4.C. Note that the financial statements in the Form 8-K do not require restatement for the stock split.

Form 8-K/A filed February 22, 2011

11. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director